UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 24, 2022, the Company received the letter (the "Notification Letter") from Nasdaq Stock Market, LLC ("Nasdaq"), notifying the Company that it is not in compliance with the minimum bid price of $1.00 per share for thirty (30) consecutive days, as required by Nasdaq Rules for continued listing (the “Rules”). In accordance with the Rules, the Company has been provided 180 calendar days, or until April 24, 2023, to regain compliance with the Rules. The Notification Letter also provides that if at any time during this 180-day period the closing bid price of the Company’s security will be at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide its written confirmation of compliance and this matter will be closed.

If the Company does not regain compliance within the 180-day period, the Company may be eligible for additional time, provided that it meets all listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and shall provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company meets these requirements, it will notify the Company that it will be granted an additional 180-day cure period, but if Nasdaq determines that the Company does not meet these requirements, Nasdaq will notify the Company that its securities will be subject to delisting.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time (however, Nasdaq will include the Company on its website in its list of non-compliant Nasdaq companies and the basis of such non-compliance commencing five business days from the date of the Notification Letter). The Company's business operations are also not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its securities on the Nasdaq Capital Market and, if appropriate, consider implementing available options, including a reverse stock split, to regain compliance with the minimum bid price requirement under the Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

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